SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

Royal Dutch Shell plc

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Royal Dutch Shell plc

SECOND QUARTER 2005 INTERIM DIVIDEND ANNOUNCEMENT

The Board of Royal Dutch Shell plc today announced an interim dividend in respect of the second quarter of 2005 of €0.23 per “A”and “B”share.

This dividend will be payable on 15 September 2005 to those members whose names are on the Register on 5 August 2005*. The shares become ex-dividend on 3 August 2005.

It is expected that the dividends on the “B”shares will be paid via the Dividend Access Mechanism from UK sourced income of the Royal Dutch Shell Group.

*The record date for shares held in Euroclear Nederland is 2 August 2005.

Currency of Payment

Dividends on “A”shares will be paid, by default, in euros. Holders of “A”shares who have validly submitted pounds sterling currency elections by 27 July will be entitled to a dividend of 15.89p per share.

Dividends on “B”shares will be paid, by default, in pounds sterling at the rate of 15.89p per share. Holders of “B”shares who have validly submitted euro currency elections by 27 July will be entitled to a dividend of €0.23 per share.

Holders of “A”or “B”shares in ADR form will be entitled to a dividend of $0.5538 per ADR.

Per share	Q1	Q2
Royal Dutch Petroleum Company (euros)*	0.23	-
Royal Dutch Shell “A” Shares (euros)	-	0.23
The “Shell” Transport and Trading, p.l.c.(pence)*	15.84	-
Royal Dutch Shell “B” Shares (pence)	-	15.89

*The first quarter interim dividend shown has been adjusted to take effect of the change in number of shares outstanding following the completion of the unification of Royal Dutch and Shell Transport.

ADR	Q1	Q2
Royal Dutch Petroleum Company (US$)*	0.5909	-
Royal Dutch Shell “A” Shares (US$)	-	0.5538
The “Shell” Transport and Trading, p.l.c.(US$)*	0.5718	-
Royal Dutch Shell “B” Shares (US$)	-	0.5538

*The first quarter interim dividend shown has been adjusted to take effect of the change in number of ADRs outstanding following the completion of the unification of Royal Dutch and Shell Transport.

Taxation

Dividends on “A”shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 25% which may be reduced if double tax arrangements between the Netherlands and their country of residence so provide.

Shareholders resident in the United Kingdom, receiving dividends on “B”shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

From April 6, 1999 the amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the interim dividend of €0.23 (15.89p) is €0.0256 (1.766p) per share and the dividend and tax credit together amount to €0.2556 (17.656p).

Dividend reinvestment plan

Royal Dutch Shell also announces that ABN AMRO Bank NV and Lloyds TSB Registrars will each establish a dividend reinvestment facility which will enable shareholders to elect to have their dividend payments used to purchase Royal Dutch Shell shares of the same class as those already held by them. The dividend reinvestment plans (the “DRIPs”) will be provided by ABN AMRO Bank NV in respect of shares held through Euroclear Nederland and by Lloyds TSB Registrars in respect of all other shares (but not ADRs). DRIPs for the ADRs traded on the NYSE are available through JP Morgan (for Royal Dutch Shell plc Class A ADRs) and The Bank of New York (for Royal Dutch Shell plc Class B ADRs).

Enquiries about the DRIPs, including how to elect to participate and information about the reinvestment mechanisms under the respective plans should, in the case of shareholders holding through Euroclear Nederland, be directed to their bank or broker and in the case of all other shareholders (other than holders of ADRs) to Lloyds TSB Registrars. Enquiries relating to the DRIPs for ADRs should be made to either JP Morgan (for Royal Dutch Shell plc Class A ADRs) or Bank of New York (for Royal Dutch Shell plc Class B ADRs).

28 July 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

The Hague, 28 July 2005
Company Secretary

(M.C.M. Brandjes)